

07002406

UNITED STATES
S AND EXCHANGE COMMISSION
/ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 27 2007 WASH... PROCESSING SION

SEC FILE NUMBER
8- 23508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/06___ AND ENDING ___12/31/06___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UNiFied FiNaNcial SecuRiTies, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 N. PennsylVania STReeT
(No. and Street)

INDpls., IN 46204
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve HighsmiTH   317- 917-7031
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JD cloud + Co LLP
(Name – if individual, state last, first, middle name)

1100 MercanTile CenTer, 120 E. 4Th ST.   Cincinnati, OH 45202
(Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 1 4 2007

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Stephen D. Highsmith, Jr._ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Unified Financial Securities, Inc_ , as of _December 31_ , 20_06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Stephen D. Highsmith, Jr.
Signature

Senior VP
Title

Judy K Lynch
Notary Public   JUDY K LYNCH   MY COMMISSION EXPIRES
                                        11-06-08

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UNIFIED FINANCIAL SECURITIES, Inc.

February 23, 2007

Re: Audited Financial Statements December 31, 2006
       CRD #7868

Enclosed please find copies of the annual audited financial statements for Unified Financial Securities, Inc. for December 31, 2006. If you have any questions, or require additional information, please contact me at 317-917-7031.

Sincerely,

Steve Highsmith
Senior Vice President

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

FINANCIAL STATEMENTS

For the year ended December 31, 2006

-CONTENTS-

Developing People for Superior Service



J.D.Cloud & Co. L.L.P. | www.jdcloud.com

Ohio	Kentucky
1100 Mercantile Center	Suite 203
120 East Fourth Street	2500 Chamber Center Drive
Cincinnati, Ohio 45202	Fort Mitchell, Kentucky 41017
TEL 513-621-1188	TEL 859-547-1479
FAX 513-621-3337	FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Unified Financial Securities, Inc. (a wholly-owned subsidiary of Huntington Bancshares, Inc.) at December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 23, 2007

- 1 -

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF FINANCIAL CONDITION

At December 31, 2006

- ASSETS -

CURRENT ASSETS:		
Cash and cash equivalents:		
Cash in banks	$	1,458
Investments in money market funds		135,115
Total cash and cash equivalents		136,573
Accounts receivable - trade		100,737
Prepaid and other assets		20,750
TOTAL CURRENT ASSETS		258,060
INTANGIBLE ASSETS:		
Goodwill		362,662
Other intangible assets		177,450
TOTAL INTANGIBLE ASSETS		540,112
TOTAL ASSETS	$	798,172

- LIABILITIES AND STOCKHOLDER'S EQUITY -

CURRENT LIABILITIES:		
Payable to broker - dealers	$	1,553
Payable to affiliated companies		26,837
Accounts payable and accrued expenses		8,922
Accrued compensation		4,140
TOTAL CURRENT LIABILITIES		41,452
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 2,000 shares		
authorized, 1,800 issued and outstanding		1,800
Additional paid-in capital		6,014,300
Accumulated deficit		(5,259,380)
TOTAL STOCKHOLDER'S EQUITY		756,720
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	798,172

The accompanying notes to financial statements are an integral part of these statements.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF OPERATIONS

For the year ended December 31, 2006

REVENUE:	
Brokerage and brokerage services	$ 309,431
Administrative and support services	298,003
Other	21,922
TOTAL REVENUE	629,356
EXPENSES:	
Employee compensation and benefits	107,107
Occupancy	6,267
Depreciation	8,656
Professional fees	84,560
Insurance	21,495
Trailing commissions expense	8,183
Fund administration	53,589
Intercompany management fee	139,911
Registrations	20,372
Other	22,896
TOTAL EXPENSES	473,036
OTHER INCOME:	
Realized gain on sale of investments	2,587
Income before income taxes	158,907
Income tax expense	62,419
NET INCOME	$ 96,488

The accompanying notes to financial statements are an integral part of these statements.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance January 1, 2006	$ 1,800	5,481,827	(5,290,868)	192,759
Net income	-	-	96,488	96,488
Purchase accounting adjustments	-	532,473	-	532,473
Dividend	-	-	(65,000)	(65,000)
Balance December 31, 2006	$ 1,800	6,014,300	(5,259,380)	756,720

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 96,488
Adjustments to reconcile net income to cash flows from operating activities:	
Depreciation	8,656
Bad debt expense	4,250
Gain on sale of investment	(2,587)
(Increase) decrease in operating assets:	
Accounts receivable	(9,892)
Prepaid and other assets	8,415
Increase (decrease) in operating liabilities:	
Payable to broker dealers	(2,359)
Payable to affiliated companies	11,234
Income taxes payable to affiliate	(84,568)
Accounts payable and accrued expenses	5,941
Accrued compensation	2,017
NET CASH FLOWS FROM OPERATING ACTIVITIES	37,595
CASH FLOWS FROM INVESTMENT ACTIVITIES:	
Investment purchase	(9,600)
Proceeds from sale of investment	18,787
NET CASH FLOWS FROM INVESTING ACTIVITIES	9,187
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend paid	(65,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(18,218)
CASH AND CASH EQUIVALENTS:	
BEGINNING OF YEAR	154,791
END OF YEAR	$ 136,573

The accompanying notes to financial statements are an integral part of these statements.

-5-

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, Inc. (the "Company"), an Indiana corporation, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc ("NASD"). The Company provides full service distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

Prior to December 31, 2006, the Company was a wholly-owned subsidiary of Unified Financial Services, Inc. ("Financial Services"). On December 31, 2006, the Company was acquired by Huntington Bancshares, Inc. ("Huntington").

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES-
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF ACCOUNTING –
On December 31, 2006, Huntington consummated its purchase of Unified Funds Services, Inc. ("Funds"), a wholly-owned subsidiary of Unified Financial Services, Inc. and the Company. In connection with this acquisition, the purchase price was allocated to each acquired entity based on its proportionate share of revenues, cash flows and underlying assets and capital. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations", the Company's share of the purchase price was allocated to the estimated fair value of the Company's assets acquired and liabilities assumed. These financial statements reflect the effect of "push-down" accounting as of the acquisition date resulting from this transaction in that assets acquired and liabilities assumed are recorded at the fair value of the applicable assets and liabilities at the date of purchase. The push-down accounting adjustments included recognition of goodwill of $362,662, other intangible assets of $177,450, and a write-down of the net book value of fixed assets of $7,639. While the Company does not expect the purchase accounting allocations to change materially, it has not yet finalized its allocation of the purchase price.

CASH AND CASH EQUIVALENTS-
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

NOTE 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)</u>

ACCOUNTS RECEIVABLE-
The Company carries its accounts receivable at the amount billed less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

INTANGIBLE ASSETS
In accordance with SFAS No. 142, goodwill is not amortized, but is analyzed for impairment annually. In connection with this analysis, should the carrying amount of goodwill exceed its fair value, an impairment loss is recognized.

The other intangible assets represent the fair value assigned to customer relationships. This asset will be amortized over its estimated useful life of ten years using an accelerated method beginning January 1, 2007. The estimated amortization for the years 2007 through 2011 are approximately $32,000, $29,000, $26,000, $23,000 and $19,000, respectively.

DEPRECIATION-
Depreciation of fixed assets is computed using straight-line and accelerated methods over the estimated useful lives of the assets.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities. The results of the Company are included in the 2006 consolidated income tax returns filed by Financial Services. For 2006, the consolidated income tax expense was generally allocated in accordance with the Financial Services Tax Sharing Agreement in place among members of the consolidated group, and was based upon each entity's proportionate share of income, expenses, and credits.

NOTE 2 - <u>LEASES</u>

The Company has operating leases expiring in 2007 for office facilities and equipment. Such obligations are allocated between the Company and Fund. The leases include clauses for adjustment of operating costs and real estate taxes.

The Company's allocation of rent expense was $6,267 for the year ended December 31, 2006.

NOTE 3 - INCOME TAXES

The components of income tax expense for the year ended December 31, 2006 are as follows:

Current income tax expense:	
Federal	$ 49,706
State	12,713
Total current income tax expense	62,419
Deferred income tax expense	-
Total income tax expense	$ 62,419

Net deferred taxes in the statement of financial condition were not material at December 31, 2006. The income tax expense differs from the tax that would result from applying the federal statutory rate primarily due to the effect of state income taxes.

In accordance with the purchase agreement between Huntington and Financial Services, all tax liability accounts aggregating $62,419 were paid to Financial Services prior to the closing. In addition, the Company paid $84,568 to Financial Services in 2006 relating to its 2005 tax liability, in accordance with its tax sharing agreement.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES

The Company and Fund share leased office facilities, equipment, and administrative services. Fund pays the expenses and charges the Company. These expenses are allocated based upon estimated usage. Any unpaid reimbursement expenses and advances result in amounts payable to Fund.

The allocation of overhead by Fund was $139,911 for 2006. At December 31, 2006, the Company had payables to Fund of $26,837.

At December 31, 2006, the Company has a trade receivable outstanding for $2,201 from certain Huntington sponsored mutual funds serviced by the Company. Additionally, the investment in money market funds consists of accounts managed by Huntington.

NOTE 5 - EMPLOYEE BENEFIT PLANS

Financial Services maintained a 401(k) Plan and matches the employee's contribution up to fifty percent of the first six percent of the employee's before-tax contribution. For the year ended December 31, 2006, the Company's contribution was $1,958.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

-8-

NOTE 6 - FINANCIAL INSTRUMENTS

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents, and accounts receivable. The cash and investments in money funds are maintained with regional high credit quality financial institutions. The accounts receivable results from a broad base of mutual fund customers. At times, cash balances held in financial institutions may exceed federally insured limits. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2006, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2006, Securities had net capital of $93,972, which was $88,972 in excess of its required net capital of $5,000, and a net capital ratio of 0.44 to 1.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Huntington Bancshares, Inc.)

COMPUTATION OF NET CAPITAL

As of December 31, 2006

NET CAPITAL:	
Total stockholder's equity	$ 756,720
Deductions and/or charges:	
Accounts receivable	(99,184)
Intangible assets	(540,112)
Prepaid and other assets	(20,750)
	(660,046)
Net capital before haircuts on securities positions	96,674
HAIRCUTS ON SECURITIES:	
Common stock	-
Money market investments	2,702
Other	-
	2,702
NET CAPITAL	$ 93,972
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 41,452
TOTAL AGGREGATE INDEBTEDNESS	$ 41,452
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% aggregate	
indebtedness or $5,000 for 2005)	$ 5,000
Excess net capital	$ 88,972
Excess net capital if 1,000% (net capital, less 10% of	
aggregate indebtedness)	$ 89,827
Ratio: Aggregate indebtedness to net capital	0.44 to 1

No material differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Huntington Bancshares, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As of December 31, 2006

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Huntington Bancshares, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

As of December 31, 2006

This calculation is not required. The Company is claiming exemption from Rule 15c3-3under the exemption provision of Rule 15c3-3(k)(1).

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI



Ohio	Kentucky
1100 Mercantile Center	Suite 203
120 East Fourth Street	2500 Chamber Center Drive
Cincinnati, Ohio 45202	Fort Mitchell, Kentucky 41017
TEL 513-621-1188	TEL 859-547-1479
FAX 513-621-3337	FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Unified Financial Securities, Inc., (a wholly-owned subsidiary of Huntington Bancshares, Inc.) (the "Company") as of and for the year ended December 31, 2006, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 23, 2007

END